Exhibit 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for the fiscal years ended April 28, 2006, April 29, 2005, April 30, 2004, April 25, 2003, April 26, 2002 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

	Year ended April 28, 2006	Year ended April 29, 2005	Year ended April 30, 2004	Year ended April 25, 2003	Year ended April 26, 2002

Earnings:
Net earnings	$2,546.7	$1,803.9	$1,959.3	$1,599.8	$984.0
Income taxes	614.6	739.6	837.6	741.5	540.2
Minority interest (loss)/income	—	(0.5)	2.5	(0.7)	3.0
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Capitalized interest(1)	(2.8)	(1.1)	—	(0.9)	(0.3)

	$3,158.6	$2,542.0	$2,799.5	$2,339.8	$1,527.0

Fixed Charges:
Interest expense(2)	$116.1	$55.1	$56.5	$47.2	$45.2
Capitalized interest(1)	2.8	1.1	—	0.9	0.3
Amortization of debt issuance costs(3)	3.8	0.8	—	—	32.0
Rent interest factor(4)	26.6	23.8	21.0	18.0	16.3

	$149.3	$80.8	$77.5	$66.1	$93.8

Earnings before income taxes and fixed charges	$3,307.9	$2,622.8	$2,877.0	$2,405.9	$1,620.8

Ratio of earnings to fixed charges	22.2	32.5	37.1	36.4	17.3

(1)	Capitalized interest relates to construction projects in process.
(2)	Interest expense consists of interest on indebtedness.
(3)	Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 5 to the consolidated financial statements for further information regarding the debt securities.
(4)	Approximately one-third of rental expense is deemed representative of the interest factor.